EXHIBIT 99.1

GAMESQUARE PARTNERS WITH SAMSUNG ELECTRONICS UK & IRELAND TO PROVIDE

GAMING STRATEGY & EXECUTION FOR THE GALAXY Z FOLD5 LAUNCH

New “Samsung Galaxy” Experience in Fortnite

Created by Teams at GameSquare

watch trailer here

FRISCO, TX – SEPTEMBER 7, 2023 – GameSquare (NASDAQ: GAME | TSXV: GAME),  the media, entertainment and technology company that connects global brands to gaming and youth culture, unveils details of the successful gaming activation the company led for the launch of Samsung’s new Galaxy Z Fold5. The campaign, which is now underway through September 30th, is anchored by an immersive experience that takes place in the “Samsung Galaxy” — a bespoke Fortnite world that was developed by GameSquare to authentically engage the UK gaming audience.

GameSquare used Unreal Editor for Fortnite (UEFN) to conceptualize and create the custom built experience and competition for Samsung. Set against a celestial backdrop, the “Only Up!” themed speedrun taps into the trend of vertical games that have dominated the gaming landscape in recent months, both highlighting the unbeatable performance of the Galaxy Z Fold5’s advanced processor offering optimized battery life, advanced cooling, and longer gaming sessions as well as the ultimate portable big screen - with huge vibrant displays to bring this experience to players on the go. The Into The Fold experience, which is creatively inspired by “galaxy” and “folding” themes, has already been played by over 25,000 gamers. The initial launch garnered over 2 million views.

“The gaming audience is one of the most expansive, hyper-engaged subsets of the attention economy, and they are known for being difficult to reach in an authentically meaningful way – and that’s our sweet spot,” says Justin Kenna, CEO of GameSquare. “Our experience working with Samsung UK on this campaign is a prime example that showcases nearly every resource in the GameSquare ecosystem. We’ve truly built a company that can provide at scale a holistic approach successfully connecting global, blue-chip brands with gamers and youth culture.”

“To reach the hearts and minds of the UK gaming audience, we knew it wouldn’t be enough to create content about gaming – we wanted to embed Samsung into the gaming experience itself by creating a world within Fortnite, the most popular open world game, showcasing the Galaxy Z Fold5 & root Samsung within the UK gaming scene,” said Annika Bizon, Marketing & Omnichannel Director at Samsung Electronics UK. “In order to accomplish that goal, we worked with GameSquare, a company whose teams have the in-depth knowledge and skills to not only build out custom gaming activations, but to also bring awareness to the experience in ways that authentically reach and resonate with the gaming community.”

To access the experience, gamers can enter the map code 7465-3643-5911 in Fortnite and make their attempt for the fastest run time. A leaderboard is tracking the fastest run times and the gamer in the lead at the end of the campaign will receive a brand new Galaxy Z Fold5. Additionally, there are hidden items in the map that will unlock discounts toward the Galaxy Z Fold5.

In addition to the production of the game and map, GameSquare’s teams were also tapped to promote the experience through multiple verticals and capabilities within its ecosystem, starting with a custom-made cinematic trailer (watch here). The main driver of exposure for the experience is the talent amplification plan and the campaign leveraged three figures of authority in the gaming space: Vikkstar of the Sidemen, GeeNelly and Ellum, to play the map live on stream and share their experience of jumping ‘Into The Fold’ across their social platforms. Furthermore, GameSquare’s Gaming Community Network (GCN) is amplifying the experience through their expansive media network throughout the campaign life cycle.

To execute this campaign for Samsung UK, GameSquare worked alongside Publicis Sport & Entertainment, who brokered the partnership & supported across ideation, concept development and project management.

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About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About Publicis Sport & Entertainment.

Publicis Sport & Entertainment is a specialist marketing division within the Publicis Groupe. With dedicated teams operational across eighteen cities, they are trusted by both brands and rights holders to lead them in the sports and entertainment sector through the strength of their insight and the agility of their ideas. They offer a client-centered ‘Power of One’ model that provides access to the wider Publicis Groupe’s creative, intelligence, and technology expertise. This enables them to deliver transformative ideas and experiences to their clients, unlike any other agency in the marketplace.

About Samsung Electronics Co., Ltd.

Samsung inspires the world and shapes the future with transformative ideas and technologies. The company is redefining the worlds of TVs, smartphones, wearable devices, tablets, digital appliances, network systems, and memory, system LSI, foundry and LED solutions. For the latest news, please visit the Samsung Newsroom at news.samsung.com

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Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

Media Relations

Chelsey Northern / The Untold

Phone: (254) 855-4028

Email: pr@gamesquare.com

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